Exhibit 99.1

Vitru Announces Closing of Investment By Crescera

Florianópolis, Brazil, November 10, 2022 – Vitru Limited (Nasdaq: VTRU) (“Vitru”) today announced the closing of the investment by Crescera pursuant to an investment agreement (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Investment Agreement”) entered into on September 27, 2022 with Crescera Growth Capital Master V Fundo de Investimento em Participações Multiestratégia and Crescera Growth Capital V Coinvestimento III Fundo de Investimento em Participações Multiestratégia (collectively, “Crescera”). As a result of the investment, Crescera has subscribed for 3,636,363 new common shares issued by Vitru (which, upon issuance, amount to approximately 10.5% of Vitru’s outstanding common shares) for a total consideration of US$58.3 million, equivalent to R$300 million based on the applicable exchange rate pursuant to the Investment Agreement, or approximately US$16.02 per common share.

As previously announced, Vitru has commenced a rights offering pursuant to which it is distributing nontransferable subscription rights to each holder of its common shares as of 5:00 p.m., Eastern Time, on October 21, 2022 (the “Record Date”). The subscription rights may be exercised at any time during the subscription period, which commenced on October 24, 2022, and ends at 5:00 p.m., Eastern Time, on November 17, 2022. One subscription right is being distributed for each six common shares held as of the Record Date, with each subscription right exercisable for one common share at an exercise price of US$16.02 per full common share. Vitru will not issue any fractional shares upon exercise of any subscription rights in the rights offering, and shareholders must exercise subscription rights which would result in the issuance of at least one whole common share to participate in the rights offering.

Crescera has the option to acquire additional common shares not subscribed for by Vitru’s minority shareholders in Vitru’s previously announced rights offering, for up to a maximum amount equivalent to R$100 million less the total amount received by Vitru from subscriptions of new common shares by minority shareholders pursuant to the rights offering. Following the closing of the investment by Crescera and the rights offering, Crescera’s equity stake in Vitru may change, depending on whether Crescera exercises its option and on the amount raised in the rights offering.

Vitru intends to use the proceeds from the Crescera investment and the rights offering mostly for the repayment of existing indebtedness. Any remaining proceeds will be used for general corporate purposes.

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/